UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Aimmune Therapeutics, Inc.

(Name of Subject Company (Issuer))

SPN MergerSub, Inc.

(Offeror)

A Wholly-Owned Subsidiary of

Société des Produits Nestlé S.A.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel

Phone: +41 21 924 1111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David A. Carpenter, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

Phone: (212) 506-2195

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,990,773,406.50	$258,402.39

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying (i) the sum of (a) 53,029,491, which is the difference between 65,766,796, the number of shares of common stock, par value $0.0001 per share, of Aimmune Therapeutics, Inc. (“Aimmune” and, such common stock, the “Aimmune Common Stock”) outstanding, and 12,737,305, which is the sum of 12,727,113, the number of shares of Aimmune Common Stock held by Société des Produits Nestlé S.A. (“Nestlé”) and 10,192, the number of shares of Aimmune Common Stock held by Greg Behar, (b) 314,549 shares subject to restricted stock units that will vest on or prior to October 9, 2020, (c) 4,268,896 shares of Aimmune Common Stock subject to outstanding stock options exercisable on or prior to October 9, 2020, and (d) 90,641 shares of Aimmune Common Stock estimated to be subject to issuance pursuant to Aimmune’s 2015 Employee Stock Purchase Plan, by (ii) $34.50, the offer price per share of Aimmune Common Stock. The foregoing figures are based on information provided by Aimmune as of September 10, 2020 (other than the number of shares beneficially owned by Nestlé, which was determined by Nestlé).

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the Transaction Valuation by 0.0001298.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) relates to the offer by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Nestlé”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune”), owned by the stockholders of Aimmune other than Nestlé and its affiliates, at a price of $34.50 per Share, net to the seller thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2020 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

This Schedule TO relates to Aimmune’s common stock, par value $0.0001 per share. The information set forth in “The Tender Offer—Section 6. Price Range of Shares; Dividends” and “The Tender Offer—Section 8. Certain Information Concerning Aimmune” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Nestlé” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in “The Tender Offer—Section 1. Terms of the Offer,” “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Tender Offer—Section 3. Procedures for Tendering Shares,” “The Tender Offer—Section 4. Withdrawal Rights” and “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger” in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune” and “Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune” in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger,” “Special Factors—Section 5. Effects of the Offer” and “The Tender Offer—Section 7. Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration” in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in “The Tender Offer—Section 10. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune,” “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Nestlé” and Schedule B of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in “The Tender Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

The historical financial statements and pro forma financial information of Nestlé and Purchaser are not material to the Offer.

Item 11.	Additional Information.

The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 6. Summary of the Merger Agreement,” “Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune,” “Special Factors—Section 10. Interests of Certain Aimmune Executive Officers in the Offer and the Merger” and “The Tender Offer—Section 13. Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference. The information set forth in the Offer to Purchase and the Letter of Transmittal are incorporate herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 14, 2020

(a)(1)(B)	Form of Letter of Transmittal (including Substitute Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Summary Newspaper Advertisement as published in the Wall Street Journal on September 14, 2020

(a)(5)(A)	Press Release issued by Nestlé on August 31, 2020 (incorporated by reference to Exhibit 99.1 to Nestlé’s Schedule TO-C filed on August 31, 2020)

(a)(5)(B)	Press Release issued by Nestlé on September 14, 2020 (incorporated by reference to Exhibit 99.1 to Nestlé’s Schedule TO-C filed on September 14, 2020)

(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2020, by and among Purchaser, Nestlé and Aimmune (incorporated by reference to Exhibit 2.1 to Aimmune’s Current Report on Form 8-K filed on August 31, 2020)

(d)(2)	Amended and Restated Registration Rights Agreement dated February 4, 2020, between Aimmune and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 4.1 to Aimmune’s Current Report on Form 8-K filed on February 5, 2020)

(d)(3)	Amended and Restated Standstill Agreement, dated February 4, 2020, by and between Aimmune and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 4.2 to Aimmune’s Current Report on Form 8-K filed on February 5, 2020)

(d)(4)†	Amended and Restated Strategic Collaboration Agreement, dated February 4, 2020, by and between Aimmune and Société des Produits Nestlé S.A. (incorporated by reference to Exhibit 10.1 to Aimmune’s Current Report on Form 8-K filed on February 5, 2020)

(d)(5)	Securities Purchase Agreement, dated February 4, 2020, by and between Aimmune and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 10.2 to Aimmune’s Current Report on Form 8-K filed on February 5, 2020)

(d)(6)	Confidentiality Agreement, dated as of July 25, 2020, by and between Aimmune and Nestlé S.A.

(d)(7)	Supplemental Terms to Confidentiality Agreement, dated as of August 20, 2020, by and between Aimmune and Société des Produits Nestlé

(g)	Not applicable

(h)	Not applicable

†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

Item 13.	Information Required by Schedule 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d)     The information set forth in “The Tender Offer—Section 6. Price Range of Shares; Dividends” and “The Tender Offer—Section 12. Dividends and Distributions” in the Offer to Purchase is incorporated herein by reference.

(e)     Not applicable.

(f)    The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune” and “Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune” in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(c)-(e)    The information set forth in “Special Factors—Section 7. Appraisal Rights; Rule 13e-3,” “Special Factors—Section 10. Interests of Certain Aimmune Executive Officers in the Offer and the Merger” and “The Tender Offer—Section 9. Certain Information Concerning Purchaser and Nestlé” in the Offer to Purchase is incorporated herein by reference.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c)    The information set forth in “Special Factors—Section 1. Background” and “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune” in the Offer to Purchase is incorporated herein by reference.

(e)    The information set forth in “Special Factors—Section 1. Background” and “Special Factors—Section 9. Certain Agreements between Nestlé and its Affiliates and Aimmune” in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)    The information set forth in “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger” in the Offer to Purchase is incorporated herein by reference.

(c)(8)    The information set forth in “Special Factors—Section 5. Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Aimmune after the Offer and the Merger,” “Special Factors—Section 5. Effects of the Offer,” “The Tender Offer—Section 6. Possible Effects of the Offer; Nasdaq Listing; Exchange Act Registration” and “The Tender Offer—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger” in the Offer to Purchase is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Board of Directors of Aimmune” and “Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

The information set forth in “Special Factors—Section 1. Background,” “Special Factors—Section 4. Position of Nestlé and Purchaser Regarding Fairness of the Offer and the Merger” and “Tender Offer—Section 14. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.

(c)    The information set forth in “The Tender Offer—Section 14. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

The information set forth in “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Aimmune” in the Offer to Purchase is incorporated herein by reference.

Item 13.	Financial Statements.

(a)    The information set forth in “The Tender Offer—Section 8. Certain Information Concerning Aimmune” in the Offer to Purchase is incorporated herein by reference.

(b)    The pro forma financial information of Aimmune is not material to the Offer.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(b) Neither Nestlé nor Purchaser employed or used any officer, employee or corporate assets of Aimmune in connection with the transaction.

Item 15.	Additional Information.

(b)    Not applicable.

Item 16.	Exhibits.

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(A))

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020.

SPN MergerSub, Inc.

By:	/s/ James Pepin
Name: James Pepin
Title: President

Société des Produits Nestlé S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni
Title: Authorized Representative

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 14, 2020

(a)(1)(B)	Form of Letter of Transmittal (including Substitute Internal Revenue Service Form W-9, including instructions for completing the form)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Summary Newspaper Advertisement as published in the Wall Street Journal on September 14, 2020

(a)(5)(A)	Press Release issued by Nestlé on August 31, 2020 (incorporated by reference to Exhibit 99.1 to Nestlé’s Schedule TO-C filed on August 31, 2020)

(a)(5)(B)	Press Release issued by Nestlé on September 14, 2020 (incorporated by reference to Exhibit 99.1 to Nestlé’s Schedule TO-C filed on September 14, 2020)

(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2020, by and among Purchaser, Nestlé and Aimmune (incorporated by reference to Exhibit 2.1 to Aimmune’s Current Report on Form 8-K filed on August 31, 2020)

(d)(2)	Amended and Restated Registration Rights Agreement dated February 4, 2020, between Aimmune and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 4.1 to Aimmune’s Current Report on Form 8-K filed on February 5, 2020)

(d)(3)	Amended and Restated Standstill Agreement, dated February 4, 2020, by and between Aimmune and Nestlé Health Science US Holdings, Inc. (incorporated by reference to Exhibit 4.2 to Aimmune’s Current Report on Form 8-K filed on February 5, 2020)

(d)(4)†	Amended and Restated Strategic Collaboration Agreement, dated February 4, 2020, by and between Aimmune and Société des Produits Nestlé S.A. (incorporated by reference to Exhibit 10.1 to Aimmune’s Current Report on Form 8-K filed on February 5, 2020)

(d)(5)	Securities Purchase Agreement, dated February 4, 2020, by and between Aimmune and Société des Produits Nestlé S.A. (incorporated by reference to Exhibit 10.2 to Aimmune’s Current Report on Form 8-K filed on February 5, 2020)

(d)(6)	Confidentiality Agreement, dated as of July 25, 2020, by and between Aimmune and Société des Produits Nestlé S.A.

(d)(7)	Supplemental Terms to Confidentiality Agreement, dated as of August 20, 2020, by and between Aimmune Therapeutics Inc. and Société des Produits Nestlé S.A.

(g)	Not applicable

(h)	Not applicable

†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.